

June 10, 2015

<u>Via E-mail</u>
Wanjun Xie
President
Lemont Inc
61-12 228th Street, 1st Fl
Bayside, NY 11364

> **Re:** **Lemont Inc**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed June 4, 2015**
> **File No. 024-10437**

Dear Mr. Xie:

We have reviewed your amended offering statement and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2015 letter.

<u>Risk Factors, page 9</u>

1. We note your response to comment 2 and understand that you believe you are exempt from CFTC regulation. However, our understanding is that you may still be subject to CFTC regulation. Please include a risk factor stating specifically that currently you are not registered with the CFTC but the nature of your business may subject you to CFTC regulation.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director